Exhibit 2

2015

THIRD QUARTER RESULTS

Stock Listing Information

Colombian Stock Exchange S.A. Ticker: CLH

Investor Relations

Jesús Ortiz de la Fuente +57 (1) 603-9051

E-mail: jesus.ortizd@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

CEMEX LatAm Holdings

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
Consolidated cement volume	5,497	5,986	(8%)	1,877	2,055	(9%)
Consolidated domestic gray cement	5,035	5,327	(5%)	1,728	1,827	(5%)
Consolidated ready-mix volume	2,629	2,624	0%	876	954	(8%)
Consolidated aggregates volume	6,548	6,499	1%	2,179	2,354	(7%)
Net sales	1,102	1,324	(17%)	354	460	(23%)
Gross profit	521	656	(21%)	165	236	(30%)
as % of net sales	47.3%	49.5%	(2.2pp)	46.6%	51.3%	(4.7pp)
Operating earnings before other expenses, net	281	372	(24%)	90	136	(34%)
as % of net sales	25.5%	28.1%	(2.6pp)	25.3%	29.6%	(4.3pp)
Controlling interest net income	117	209	(44%)	35	88	(60%)
Operating EBITDA	346	443	(22%)	110	160	(31%)
as % of net sales	31.4%	33.4%	(2.0pp)	31.0%	34.7%	(3.7pp)
Free cash flow after maintenance capital expenditures	188	252	(25%)	51	110	(53%)
Free cash flow	79	212	(63%)	12	82	(86%)
Net debt	1,060	1,088	(3%)	1,060	1,088	(3%)
Total debt	1,118	1,142	(2%)	1,118	1,142	(2%)
Earnings per share	0.21	0.38	(44%)	0.06	0.16	(61%)
Shares outstanding at end of period	556	556	0%	556	556	0%
Employees	4,947	4,877	1%	4,947	4,877	1%

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the third quarter of 2015 declined by 23% compared to the third quarter of 2014. During the first nine months of 2015 consolidated net sales decreased by 17%, compared to the same period in 2014. This decline in net sales is explained mainly as a result of foreign exchange fluctuations and the effect of lower cement volumes from our operations in Colombia and Panama.

Cost of sales as a percentage of net sales during the first nine months of 2015 increased by 2.2pp from 50.5% to 52.7% on a year-over-year basis.

Operating expenses as a percentage of net sales during the first nine months of 2015 increased by 0.3pp from 21.5% to 21.8% compared to the same period in 2014.

Operating EBITDA during the third quarter of 2015 declined by 31% compared to the third quarter of 2014. During the first nine months of 2015 operating EBITDA decreased by 22%, compared to the same period in 2014.This decline is mainly explained by foreign exchange fluctuations, the effect of lower cement volumes from our operations in Colombia and Panama and scheduled maintenance works in Costa Rica and Colombia.

Operating EBITDA margin during the third quarter of 2015 declined by 3.7pp, compared to the third quarter of 2014. During the first nine months of the year operating EBITDA margin declined by 2.0pp compared with the same period last year.

Controlling interest net income during the third quarter of 2015 reached US$35 million, declining by 60% compared to the third quarter of 2014. During the first nine months of 2015 controlling interest net income reached US$117 million, declining 44% compared to the same period in 2014.

Total debt at the end of the third quarter of 2015 reached US$1,118 million.

2015 Third Quarter Results Page 2

OPERATING RESULTS

CEMEX LatAm Holdings

Colombia

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
Net sales	551	769	(28%)	177	267	(34%)
Operating EBITDA	189	281	(33%)	61	100	(39%)
Operating EBITDA margin	34.2%	36.5%	(2.3pp)	34.4%	37.5%	(3.1pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(9%)	(6%)	(0%)	(8%)	(3%)	(11%)
Price (USD)	(24%)	(28%)	(23%)	(31%)	(24%)	(31%)
Price (local currency)	5%	12%	5%	7%	3%	8%

Year-over-year percentage variation.

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes declined by 6%, 8% and 11%, respectively, compared to the third quarter of 2014. For the first nine months of 2015, our cement and aggregates volumes declined by 9% and 3%, respectively, while our ready-mix volumes remained stable, compared to the same period in 2014.

On a sequential basis, cement volumes improved by 18% and 7% compared with the first and second quarters of 2015, respectively. The year-over-year decline in third quarter cement volume reflects a very high base of comparison—as third quarter 2014 holds the all-time quarterly volume record—as well as our pricing increases.

Panama

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
Net sales	224	241	(7%)	73	93	(21%)
Operating EBITDA	92	108	(16%)	30	42	(29%)
Operating EBITDA margin	40.9%	44.9%	(4.0pp)	41.3%	45.7%	(4.4pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(5%)	(23%)	(8%)	(20%)	6%	(1%)
Price (USD)	3%	7%	(4%)	(5%)	3%	4%
Price (local currency)	3%	7%	(4%)	(5%)	3%	4%

Year-over-year percentage variation.

In Panama during the third quarter our domestic gray cement, ready-mix and aggregates volumes declined by 23%, 20% and 1% respectively, compared to the third quarter of 2014. For the first nine months of 2015, our domestic gray cement and ready-mix volumes decreased by 5% and 8% respectively, while our aggregates volumes increased by 6%, compared with the same period in 2014.

During the quarter, the negative performance in our volumes is mainly explained by lower sales to the Panama Canal expansion project, as well as, the completion of some large infrastructure projects like *"Corredor Norte"* and *"Parque Eólico"*.

Cement sales to the Panama Canal expansion project declined by 84% during the quarter on a year-over-year basis.

The positive performance of the industrial and commercial sector was not enough to offset the slowdown in the housing and infrastructure sectors during the quarter.

2015 Third Quarter Results Page 3

OPERATING RESULTS

CEMEX LATAM HOLDINGS

Costa Rica

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
Net sales	131	114	15%	41	38	10%
Operating EBITDA	54	51	6%	15	18	(17%)
Operating EBITDA margin	41.3%	44.9%	(3.6pp)	35.7%	47.1%	(11.4pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	12%	14%	14%	12%	20%	(8%)
Price (USD)	4%	0%	(3%)	(4%)	(0%)	(2%)
Price (local currency)	2%	(0%)	(4%)	(5%)	(2%)	(3%)

Year-over-year percentage variation.

In Costa Rica, during the third quarter our domestic gray cement and ready-mix volumes increased by 14%, 12%, respectively, while our aggregates volumes declined by 8%, compared to the third quarter of 2014. For the first nine months of the year our domestic gray cement, ready-mix and aggregates volumes increased by 12%, 14% and 20%, respectively, compared to the same period of last year.

During the third quarter infrastructure remained as the main driver for cement demand. Our cement volumes have been positively affected by the ongoing construction of roads, as well as hydroelectric projects like *"Chucás"*.

Rest of CLH

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
Net sales	209	210	(1%)	67	67	0%
Operating EBITDA	57	60	(5%)	18	20	(12%)
Operating EBITDA margin	27.5%	28.6%	(1.1pp)	26.2%	29.8%	(3.6pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(4%)	4%	21%	21%	8%	20%
Price (USD)	(4%)	(9%)	0%	(2%)	10%	2%
Price (local currency)	2%	(0%)	2%	(1%)	13%	4%

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the third quarter of 2015 our domestic gray cement, ready-mix and aggregates volumes increased by 4%, 21% and 20%, respectively, compared to the third quarter of 2014. During the first nine months of the year, our domestic gray cement volumes decreased by 4%, while our ready-mix and aggregates volumes increased by 21% and 8% respectively, compared to the same period of last year.

The positive performance in our cement volumes in Nicaragua, as well as our ready-mix volumes in Guatemala were offset by weak demand conditions in the other markets. Housing and infrastructure in Nicaragua, along with industrial-and-commercial activity in Guatemala, remained the main drivers of demand for our products.

2015 Third Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
Operating earnings before other expenses, net	**281**	**372**	**(24%)**	**90**	**136**	**(34%)**
+ Depreciation and operating amortization	65	71		20	24	
Operating EBITDA	**346**	**443**	**(22%)**	**110**	**160**	**(31%)**
- Net financial expense	58	75		17	28	
- Capital expenditures for maintenance	26	38		13	12	
- Change in working Capital	(24)	(3)		2	(13)	
- Taxes paid	87	81		24	22	
- Other cash items (Net)	11	(0)		3	0	
Free cash flow after maintenance capital exp	**188**	**252**	**(25%)**	**51**	**110**	**(53%)**
- Strategic Capital expenditures	110	40		39	28	
Free cash flow	**79**	**212**	**(63%)**	**12**	**82**	**(86%)**

In millions of US dollars, except percentages.

Information on Debt

	Third Quarter			Second Quarter
	2015	2014	% var	2015
Total debt [1, 2]	**1,118**	**1,142**	**(2%)**	**1,136**
Short term	13%	22%		13%
Long term	87%	78%		87%
Cash and cash equivalents	58	54	8%	59
Net debt	**1,060**	**1,088**	**(3%)**	**1,077**

	Third Quarter	
	2015	2014
Currency denomination		
U.S. dollar	99%	98%
Colombian peso	1%	2%
Interest rate		
Fixed	78%	78%
Variable	22%	22%

In millions of US dollars, except percentages.

[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).

[2] Represents the consolidated balances of CLH and subsidiaries.

2015 Third Quarter Results

Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - September			Third Quarter		
INCOME STATEMENT	2015	2014	% var	2015	2014	% var
Net sales	1,102,080	1,324,298	(17%)	354,481	460,343	(23%)
Cost of sales	(580,765)	(668,294)	13%	(189,130)	(224,144)	16%
Gross profit	**521,315**	**656,004**	**(21%)**	**165,351**	**236,199**	**(30%)**
Operating expenses	(239,849)	(284,088)	16%	(75,558)	(99,870)	24%
Operating earnings before other expenses, net	**281,466**	**371,916**	**(24%)**	**89,793**	**136,329**	**(34%)**
Other expenses, net	(12,907)	(3,863)	(234%)	(5,792)	(4,383)	(32%)
Operating earnings	**268,559**	**368,053**	**(27%)**	**84,001**	**131,946**	**(36%)**
Financial expenses	(58,272)	(75,220)	23%	(17,708)	(27,593)	36%
Other income (expenses), net	(17,922)	5,564	N/A	(15,893)	9,869	N/A
Net income before income taxes	**192,365**	**298,397**	**(36%)**	**50,400**	**114,222**	**(56%)**
Income tax	(74,826)	(88,593)	16%	(15,594)	(25,976)	40%
Consolidated net income	**117,539**	**209,804**	**(44%)**	**34,806**	**88,246**	**(61%)**
Non-controlling Interest Net Income	(415)	(851)	51%	(108)	(459)	76%
Controlling Interest Net Income	**117,124**	**208,953**	**(44%)**	**34,698**	**87,787**	**(60%)**
				0	0	
Operating EBITDA	**346,283**	**442,839**	**(22%)**	**109,935**	**159,766**	**(31%)**
Earnings per share	**0.21**	**0.38**	**(44%)**	**0.06**	**0.16**	**(61%)**

	as of September 30		
BALANCE SHEET	2015	2014	% var
Total Assets	**3,267,748**	**3,751,678**	**(13%)**
Cash and Temporary Investments	58,448	53,870	8%
Trade Accounts Receivables	105,045	168,361	(38%)
Other Receivables	47,950	107,901	(56%)
Inventories	91,687	107,516	(15%)
Other Current Assets	15,248	21,375	(29%)
Current Assets	318,378	459,023	(31%)
Fixed Assets	1,053,680	1,183,659	(11%)
Other Assets	1,895,690	2,108,996	(10%)
Total Liabilities	**1,924,171**	**2,276,070**	**(15%)**
Current Liabilities	404,602	689,166	(41%)
Long-Term Liabilities	1,509,945	1,573,821	(4%)
Other Liabilities	9,624	13,083	(26%)
Consolidated Stockholders' Equity	**1,343,577**	**1,475,608**	**(9%)**
Non-controlling Interest	5,214	6,256	(17%)
Stockholders' Equity Attributable to Controlling Interest	1,338,363	1,469,352	(9%)

2015 Third Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in millions of Colombian Pesos in nominal terms, except per share amounts

	January - September			Third Quarter		
INCOME STATEMENT	2015	2014	% var	2015	2014	% var
Net sales	2,952,371	2,584,581	14%	1,073,967	893,329	20%
Cost of sales	(1,555,817)	(1,304,287)	(19%)	(573,004)	(434,828)	(32%)
Gross profit	**1,396,554**	**1,280,294**	**9%**	**500,963**	**458,501**	**9%**
Operating expenses	(642,533)	(554,444)	(16%)	(228,917)	(193,828)	(18%)
Operating earnings before other expenses, net	**754,021**	**725,850**	**4%**	**272,046**	**264,673**	**3%**
Other expenses, net	(34,577)	(7,540)	(359%)	(17,549)	(8,557)	(105%)
Operating earnings	**719,444**	**718,310**	**0%**	**254,497**	**256,116**	**(1%)**
Financial expenses	(156,106)	(146,804)	(6%)	(53,649)	(53,571)	(0%)
Other income (expenses), net	(48,012)	10,859	N/A	(48,150)	19,287	N/A
Net income before income taxes	**515,326**	**582,365**	**(12%)**	**152,698**	**221,832**	**(31%)**
Income tax	(200,452)	(172,901)	(16%)	(47,245)	(50,324)	6%
Consolidated net income	**314,874**	**409,464**	**(23%)**	**105,453**	**171,508**	**(39%)**
Non-controlling Interest Net Income	(1,111)	(1,658)	33%	(327)	(891)	63%
Controlling Interest Net Income	**313,763**	**407,806**	**(23%)**	**105,126**	**170,617**	**(38%)**
Operating EBITDA	**927,660**	**864,267**	**7%**	**333,069**	**309,920**	**7%**
Earnings per share	**566.16**	**736.37**	**(23%)**	**189.61**	**306.27**	**(38%)**

	as of September 30		
BALANCE SHEET	2015	2014	% var
Total Assets	**10,201,715**	**7,610,204**	**34%**
Cash and Temporary Investments	182,470	109,274	67%
Trade Accounts Receivables	327,945	341,518	(4%)
Other Receivables	149,697	218,874	(32%)
Inventories	286,241	218,093	31%
Other Current Assets	47,604	43,359	10%
Current Assets	993,957	931,118	7%
Fixed Assets	3,289,526	2,401,028	37%
Other Assets	5,918,232	4,278,058	38%
Total Liabilities	**6,007,148**	**4,616,962**	**30%**
Current Liabilities	1,263,142	1,397,961	(10%)
Long-Term Liabilities	4,713,959	3,192,463	48%
Other Liabilities	30,047	26,538	13%
Consolidated Stockholders' Equity	**4,194,567**	**2,993,242**	**40%**
Non-controlling Interest	16,278	12,689	28%
Stockholders' Equity Attributable to Controlling Interest	4,178,288	2,980,553	40%

2015 Third Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
NET SALES						
Colombia	551,323	768,629	(28%)	177,065	266,692	(34%)
Panama	223,916	241,262	(7%)	72,973	92,577	(21%)
Costa Rica	130,959	113,730	15%	41,476	37,733	10%
Rest of CLH	208,549	210,157	(1%)	67,208	66,930	0%
Others and intercompany eliminations	(12,667)	(9,480)	(34%)	(4,241)	(3,589)	(18%)
TOTAL	**1,102,080**	**1,324,298**	**(17%)**	**354,481**	**460,343**	**(23%)**
GROSS PROFIT						
Colombia	263,103	385,990	(32%)	83,522	133,594	(37%)
Panama	102,703	118,353	(13%)	33,979	46,912	(28%)
Costa Rica	68,767	61,561	12%	19,134	21,210	(10%)
Rest of CLH	75,274	75,769	(1%)	24,352	25,552	(5%)
Others and intercompany eliminations	11,468	14,331	(20%)	4,364	8,931	(51%)
TOTAL	**521,315**	**656,004**	**(21%)**	**165,351**	**236,199**	**(30%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	168,556	253,865	(34%)	54,847	90,660	(40%)
Panama	77,549	95,472	(19%)	25,404	38,035	(33%)
Costa Rica	49,260	45,857	7%	13,232	15,989	(17%)
Rest of CLH	53,569	56,206	(5%)	16,449	18,766	(12%)
Others and intercompany eliminations	(67,468)	(79,484)	15%	(20,139)	(27,121)	26%
TOTAL	**281,466**	**371,916**	**(24%)**	**89,793**	**136,329**	**(34%)**
OPERATING EBITDA						
Colombia	188,502	280,678	(33%)	60,920	99,886	(39%)
Panama	91,526	108,343	(16%)	30,143	42,331	(29%)
Costa Rica	54,066	51,121	6%	14,814	17,755	(17%)
Rest of CLH	57,247	60,009	(5%)	17,590	19,954	(12%)
Others and intercompany eliminations	(45,058)	(57,312)	21%	(13,532)	(20,160)	33%
TOTAL	**346,283**	**442,839**	**(22%)**	**109,935**	**159,766**	**(31%)**
OPERATING EBITDA MARGIN						
Colombia	34.2%	36.5%		34.4%	37.5%	
Panama	40.9%	44.9%		41.3%	45.7%	
Costa Rica	41.3%	44.9%		35.7%	47.1%	
Rest of CLH	27.5%	28.6%		26.2%	29.8%	
TOTAL	**31.4%**	**33.4%**		**31.0%**	**34.7%**	

2015 Third Quarter Results Page 8

OPERATING RESULTS

CEMEX LatAm Holdings

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready-mix in thousands of cubic meters

	January - September			Third Quarter		
	2015	2014	% var	2015	2014	% var
Total cement volume [1]	5,497	5,986	(8%)	1,877	2,055	(9%)
Total domestic gray cement volume	5,035	5,327	(5%)	1,728	1,827	(5%)
Total ready-mix volume	2,629	2,624	0%	876	954	(8%)
Total aggregates volume	6,548	6,499	1%	2,179	2,354	(7%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - September 2015 vs. 2014	Third Quarter 2015 vs. 2014	Third Quarter 2015 vs. Second Quarter 2015
DOMESTIC GRAY CEMENT			
Colombia	(9%)	(6%)	7%
Panama	(5%)	(23%)	(11%)
Costa Rica	12%	14%	(9%)
Rest of CLH	(4%)	4%	(1%)
READY-MIX			
Colombia	(0%)	(8%)	(4%)
Panama	(8%)	(20%)	1%
Costa Rica	14%	12%	(17%)
Rest of CLH	21%	21%	7%
AGGREGATES			
Colombia	(3%)	(11%)	(6%)
Panama	6%	(1%)	3%
Costa Rica	20%	(8%)	(22%)
Rest of CLH	8%	20%	39%

2015 Third Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - September 2015 vs. 2014	Third Quarter 2015 vs. 2014	Third Quarter 2015 vs. Second Quarter 2015
DOMESTIC GRAY CEMENT			
Colombia	(24%)	(28%)	(12%)
Panama	3%	7%	2%
Costa Rica	4%	0%	(2%)
Rest of CLH	(4%)	(9%)	(4%)
READY-MIX			
Colombia	(23%)	(31%)	(15%)
Panama	(4%)	(5%)	(0%)
Costa Rica	(3%)	(4%)	(3%)
Rest of CLH	0%	(2%)	(2%)
AGGREGATES			
Colombia	(24%)	(31%)	(16%)
Panama	3%	4%	(0%)
Costa Rica	(0%)	(2%)	(7%)
Rest of CLH	10%	2%	(11%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - September 2015 vs. 2014	Third Quarter 2015 vs. 2014	Third Quarter 2015 vs. Second Quarter 2015
DOMESTIC GRAY CEMENT			
Colombia	5%	12%	7%
Panama	3%	7%	2%
Costa Rica	2%	(0%)	(1%)
Rest of CLH	2%	(0%)	(1%)
READY-MIX			
Colombia	5%	7%	2%
Panama	(4%)	(5%)	(0%)
Costa Rica	(4%)	(5%)	(3%)
Rest of CLH	2%	(1%)	(2%)
AGGREGATES			
Colombia	3%	8%	2%
Panama	3%	4%	(0%)
Costa Rica	(2%)	(3%)	(7%)
Rest of CLH	13%	4%	(10%)

For Rest of CLH, volume-weighted average prices.

2015 Third Quarter Results Page 10

OTHER ACTIVITIES AND INFORMATION

Cemex latam holdings announced senior level organizational changes

CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced changes to its senior level organization.

? Guillermo Rojo has been appointed Director of CEMEX Guatemala ? Guillermo García has been appointed Director of CEMEX Brazil

The rest of the operational and corporate staff functions at CLH will remain unchanged.

Cemex latam holdings inaugurated cement grinding mill in Nicaragua

CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH) announced that it has completed the construction of the first phase of a new cement grinding plant in Ciudad Sandino, Managua. CLH invested approximately U.S.$30 million for infrastructure procurement and the installation of the first cement grinding mill, with an annual production capacity of approximately 220,000 metric tons. The inauguration ceremony took place this Thursday, August 27, at the new facility and was attended by the President of Nicaragua, Daniel Ortega; the Chief Executive Officer of CEMEX, Fernando A. Gonzalez; the Chairman of the Board of Directors of CLH, Jaime Elizondo; and the Director of CEMEX Nicaragua, Yuri de los Santos. The second phase, which is expected to be completed by the end of 2017, will include the installation of a second cement grinding mill with an additional annual production capacity of approximately 220,000 metric tons and an additional investment of approximately U.S.$25 million. Upon completion of the second phase, CEMEX Nicaragua is expected to reach an estimated total annual cement production capacity of approximately 860,000 metric tons. “This investment reflects the commitment that CEMEX Latam Holdings has with the Nicaraguan market. We are optimistic about the national economic outlook and will strive to continue being a reliable supplier in the country given the growing need for high quality building materials across all construction sectors,” said Jaime Elizondo.

2015 Third Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of September 30, 2015 and September 30, 2014 was $3,121.94 and $2,028.48 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the third quarter of 2015 and for the third quarter of 2014 were $3,029.69 and $1,939.84 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - September		January - September		Third Quarter	
	2015 closing	2014 closing	2015 average	2014 average	2015 average	2014 average
Colombian peso	3,121.94	2,028.48	2,678.91	1,951.66	3,029.69	1,939.84
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	541.04	545.52	540.84	547.36	541.10	544.93
Euro	1.1174	0.7917	1.1085	0.7421	1.1100	0.7655

Amounts provided in units of local currency per US dollar.

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DEFINITIONS OF TERMS AND DISCLOSURES

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

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